CONE MILLS CORPORATION
3101 North Elm Street
Greensboro, North Carolina 27415-6540

[GRAPHIC]


April 24, 2001



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re: Withdrawal of Registration Statement on Form S-4 of Cone Mills Corporation,
    File No. 333-43014, pursuant to Rule 477

Ladies and Gentlemen:

This letter serves as the application of Cone Mills Corporation under Rule 477 of the Securities Act of 1933, as amended, to withdraw its registration statement on Form S-4, File No. 43014, which was originally filed with the Securities and Exchange Commission on August 4, 2000. Cone has determined that the proposed exchange offer contemplated by the registration statement is no longer feasible.

No securities were offered or sold under or in connection with the registration statement. Withdrawal of the registration statement is consistent with the public interest and the protection of investors.

Very truly yours,

CONE MILLS CORPORATION


By  /s/ Gary L. Smith
---------------------------
Gary L. Smith
Executive Vice President and
Chief Financial Officer

cc:     David C. Lee, Esq.